Exhibit 99.1

TAL Education Group to Hold Annual General Meeting on September 16, 2022

BEIJING, Sep. 6, 2022 /PRNewswire/ -- TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced that it will hold its annual general meeting of shareholders at 4/F Heying Center, Xiaoying West Street, Haidian District, Beijing, China, on September 16, 2022 at 10:00AM (Beijing time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company's American depositary shares ("ADSs") to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on September 6, 2022 as the record date (the "Record Date"). Holders of record of the Company's common shares at the close of business on the Record Date are entitled to notice of the annual general meeting and any adjournment or postponement thereof. Beneficial owners of the Company's ADSs are welcome to attend the AGM in person.

The notice of the annual general meeting is available on the Investor Relations section of the Company's website at http://en.100tal.com/investor. The Company has filed its annual report on Form 20-F (the "Annual Report"), which includes the Company's audited financial statements for the fiscal year ended February 28, 2022, with the U.S. Securities and Exchange Commission (the "SEC"). The Company's Annual Report can be accessed on the Investor Relations section of its website at https://ir.100tal.com, as well as on the SEC's website at http://www.sec.gov.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym "TAL" stands for "Tomorrow Advancing Life", which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from all ages through diversified class formats. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol "TAL".

For investor and media inquiries, please contact:

In China:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

Email: TAL@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Phone: +1-212-481-2050

Email: TAL@thepiacentegroup.com